

June 9, 2020

Dikla Czaczkes Akselbrad
Executive Vice President and Chief Financial Officer
PolyPid Ltd.
18 Hasivim Street
Petach Tikva 4959376, Israel

> **Re: PolyPid Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 5, 2020**
> **File No. 333-238978**

Dear Ms. Czaczkes Akselbrad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed June 5, 2020

Dilution , page 73

1. We note your correspondence to comment 4. It appears you did not deduct the *redeemable* preferred shares from your determination of net *tangible book value*. The redemption of such shares are outside of the company's control which represented a future obligation per ASR 268. As such, please exclude such amount from your net tangible book value and revise your dilution calculation and related disclosures as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at (202) 551-3684 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Madison A. Jones, Esq.